Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Earnings (loss) before income taxes	$453,479	$617,087	$202,528	$(43,126)	$(391,204)
Add:
Interest expense	68,040	81,349	134,601	146,549	121,321
Amortization of loan fees	6,541	6,860	8,926	9,739	6,870
Amortization of capitalized interest	1,580	1,479	1,231	1,140	1,326
Interest component of rental expense	7,271	7,857	5,873	5,779	6,130
Earnings (loss) as adjusted	$536,911	$714,632	$353,159	$120,081	$(255,557)

Fixed charges:
Interest expense	$68,040	$81,349	$134,601	$146,549	$121,321
Amortization of loan fees	6,541	6,860	8,926	9,739	6,870
Capitalized interest	1,948	2,359	1,958	4,248	6,416
Interest component of rental expense	7,271	7,857	5,873	5,779	6,130
Fixed charges	$83,800	$98,425	$151,358	$166,315	$140,737

Ratio of earnings to fixed charges	6.41	7.26	2.33	—	—

Coverage deficiency (1)	$—	$—	$—	$46,234	$396,294
(1) Absent non-cash charges for asset impairments of $352.3 million that occurred during the year ended December 31, 2009, the coverage deficiency would have been $44.0 million.